UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Exhibits 99.1, 99.2, and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-254083) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unregistered Sales of Equity Securities

On November 9, 2021, IDEX Biometrics ASA (the “Company”) announced a contemplated private placement of new shares in the Company. The press release announcing the contemplated placement is attached to this Report on Form 6-K as Exhibit 99.1.

On November 10, 2021, the Company announced the successful completion of the aforementioned private placement. The press release announcing the completion of the placement is attached to this Report on Form 6-K as Exhibit 99.2.

Also on November 10, 2021, the Company published a mandatory notice of trade to the Oslo Bors disclosing the participation of Company insiders in the aforementioned private placement. The notice is attached to this Report on Form 6-K as Exhibit 99.3.

Disclaimer

This Report on Form 6-K, including the exhibits hereto, is not an offer of securities for sale in the United States. The securities referred to in this Report on Form 6-K, including the exhibits hereto, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and accordingly may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and in accordance with applicable U.S. state securities laws. The Company does not intend to register any part of the offering or their securities in the United States or to conduct a public offering of securities in the United States. Any sale in the United States of the securities mentioned in this Report on Form 6-K, including the exhibits hereto, will be made to “qualified institutional buyers” as defined in Rule 144A under the Securities Act or, with respect to institutions or to any existing director or executive officer of the Company only, “accredited investors” as defined in Regulation D under the Securities Act.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated November 9, 2021, announcing the contemplated private placement

99.2	Press release dated November 10, 2021, announcing the completed private placement

99.3	Notice to market dated November 10, 2021, disclosing insider participation in the private placement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: November 12, 2021	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer